Filed by Greene County Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Independent Bankshares Corporation
                 Commission File No.: 000-14289 (Greene County Bancshares, Inc.)


      Greene County Bancshares to Acquire Independent Bankshares

    GREENEVILLE, Tenn.--(BUSINESS WIRE)--June 18, 2003--Greene County Bancshares, Inc. (NASDAQ/NM: GCBS) ("the Company") and Gallatin, Tennessee-based Independent Bankshares Corporation ("IBC") today announced that they have entered into a definitive Agreement and Plan of Merger that will create a bank holding company with combined assets of approximately $1.1 billion. Greene County Bancshares will be the surviving corporation after the merger is completed.
    IBC is a bank holding company for First Independent Bank, which has four offices in Gallatin and Hendersonville, Tennessee, and Rutherford Bank and Trust, with three offices in Murfreesboro and Smyrna, Tennessee. At March 31, 2003, IBC had consolidated assets of approximately $168 million.
    The transaction, approved by the Directors of both companies, represents total consideration of approximately $30.1 million, or $45.00 per share of IBC common stock, and an exchange ratio of 1.7878 shares of the Company's common stock for each share of IBC common stock. Total consideration is initially fixed at approximately $9.06 million in cash and 836,310 shares of the Company's common stock, but it may be adjusted upon the exercise of currently outstanding IBC stock options and/or the termination of IBC's deferred compensation plan. Each shareholder may choose cash or stock for each share of IBC common stock, subject to pro-ration if either cash or stock is oversubscribed.
    The Company expects to complete the transaction in the fourth quarter of 2003, subject to the approval of IBC shareholders and banking regulators and the satisfaction of usual and customary closing conditions. The merger agreement also permits IBC to terminate the agreement if (i) the price of the Company's common stock falls below certain key measurement criteria and (ii) the Company does not exercise its right to increase the total consideration.
    Commenting on the announcement, Stan Puckett, Chairman and Chief Executive Officer of Greene County Bancshares, said, "We are pleased to announce the planned union of our banking companies. For some time now, we have viewed the Middle Tennessee region with great interest and consider it an attractive market as we continue to expand from our traditional base in East Tennessee. Considering the success that IBC has achieved and the loyalty it has gained among its customers, we think this proposed merger provides us with a wonderful opportunity to participate in the growth and prosperity of the region. Moreover, the merger will enable us to have an immediate and substantial presence in several key cities surrounding the Nashville market, which we believe will provide a solid foundation for our growth and expansion in the future." Puckett noted that the acquired banks are expected to continue to operate under the First Independent Bank and Rutherford Bank and Trust names after the merger is completed, continuing the Company's practice of maintaining separate and traditional brand identities for its community banks.

    Ed Mayberry, President and Chief Executive Officer of IBC, added:
"The Directors, officers and employees of Independent Bankshares Corporation, First Independent Bank and Rutherford Bank and Trust are excited about the prospects of joining forces with Greene County Bancshares in a merger that will create one of the state's two largest community banks. Considering the increasingly competitive nature of the banking industry and the importance of economies that can be achieved only by developing a substantial scale in this business, we think this merger represents a sound and logical vehicle for our company to continue its growth and gain the advantages of a larger bank. Importantly, we will be able to achieve this within the context of an organization that prides itself on maintaining strong local roots in the communities it serves. In our view, this means the best of both worlds for our customers and shareholders."
    Pursuant to the merger agreement, Mayberry is expected to join the Board of Directors of both Greene County Bancshares and Greene County Bank upon the completion of the transaction. This will increase the size of the Company's Board to 11 members.
    Greene County Bancshares, Inc., with total assets of approximately $906 million, is the holding company for Greene County Bank headquartered in Greeneville, Tennessee. Greene County Bank is the largest community bank in East Tennessee and now has 29 branches throughout East Tennessee, one branch in Western North Carolina, a trust services office in Lebanon, Tennessee, and one loan production office in Bristol, Virginia. Greene County Bank does business in Washington County, Tennessee as Washington County Bank; in Sullivan County, Tennessee as Sullivan County Bank and First Bristol Bank; in Hamblen County, Tennessee as Hamblen County Bank; in Blount County, Tennessee as American Fidelity Bank; in McMinn County, Tennessee as Bank of Athens and Bank of Niota; in Hawkins County, Tennessee as Hawkins County Bank and Bank of Bulls Gap; in Cocke County, Tennessee as Cocke County Bank; in Loudon County, Tennessee as Community Bank of Loudon County; in Monroe County, Tennessee as Community Trust Bank; in Wilson County, Tennessee as President's Trust, and in the City of Bristol, Virginia as First Bristol Loans. In addition, Greene County Bank also conducts separate businesses through three wholly owned subsidiaries: Superior Financial Services, Inc., a consumer finance company; GCB Acceptance Corporation, a consumer finance company specializing in subprime automobile lending; and Fairway Title Co., a title company.

    This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to IBC's shareholders for their consideration. The Company will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("SEC"). SHAREHOLDERS OF IBC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus (when available) and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to: William F. Richmond, Senior Vice-President and Chief Financial Officer, Greene County Bancshares, Inc., 100 North Main Street, Greeneville, TN 37743-4992. IBC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IBC in connection with the merger. Information about IBC's directors and executive officers and their ownership of IBC capital stock may be obtained by reading the proxy statement/prospectus regarding the merger when it becomes available.

    This news release may contain forward-looking statements regarding Greene County Bancshares, Inc. All forward-looking statements involve risk and uncertainty and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those anticipated results or other expectations expressed in the forward-looking statements: the businesses of the Company and IBC may not be combined successfully, or such combination may take longer to accomplish than expected; the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of IBC may fail to approve the merger; adverse governmental or regulatory policies may be enacted; the interest rate environment may further compress margins and adversely affect net interest income; the risk of continued diversification of assets and adverse changes to credit quality; competition from other financial services companies in the Company's and IBC's markets; the concentration of the Company's operations in eastern Tennessee adversely affecting results if the eastern Tennessee economy or real estate market declines; and the risk of an economic slowdown that would adversely affect credit quality and loan originations.
    All written and oral forward-looking statements contained in this document concerning the proposed transaction or other matters attributable to the Company or IBC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. The Company and IBC do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    CONTACT: Greene County Bancshares Inc., Greeneville
             William F. Richmond, 423/787-1211

                                 GREENE COUNTY
                                   BANCSHARES

                                MERGER FACT SHEET

                   ACQUISITION OF INDEPENDENT BANKSHARES (IBC)
                       BY GREENE COUNTY BANCSHARES (GCBS)

    On June 18, 2003, Greene County Bancshares, Inc. and Independent Bankshares Corporation distributed the following materials to their respective employees and to those in attendance at their joint press conference:



Contacts:                  Stan Puckett
                           Chairman and Chief Executive Officer
                           Greene County Bancshares
                           423-787-1227

                           William F. Richmond
                           Senior Vice President and Chief Financial Officer Greene County Bancshares
                           423-787-1211

                           Ed Mayberry
                           President and Chief Executive Officer
                           Independent Bankshares Corporation
                           615-425-9163

Terms:

  Purchase price           $45.00 per share
  Total consideration      $30.1 million
  Consideration            Cash or a fixed exchange ratio of 1.7878 shares of
                           GCBS common stock for each share of IBC common stock*

  Structure                Stock exchange tax free / cash taxable
  Expected closing         Fourth quarter, 2003
  Contingencies            IBC shareholder vote, regulatory approval

                      * Up to aggregate limitations of 836,310 shares of GCBS common stock, subject to possible adjustment upon the exercise of currently outstanding stock options and/or the termination of IBC's deferred compensation plan, and approximately $9.06 million in cash.

General Highlights                           GCBS                             IBC

Branches                     30                                     7

                             (29 in Tennessee, 1 in North
                             Carolina)

Markets served               Tennessee - Greeneville, Johnson      Tennessee - Gallatin,
                             City, Kingsport, Bristol,             Hendersonville,
                             Jonesboro, Rogersville, Bulls Gap,    Murfreesboro, and Smyrna.
                             Morristown, Newport, Alcoa,
                             Maryville, Lenior City/Loudon
                             County, Niota, Madisonville, and
                             Athens;

                             North Carolina - Hot Springs.

Other services/ locations    Presidents Trust, Lebanon;            None

                             Superior Financial Services
                             (consumer finance), Greeneville,
                             Johnson City, Kingsport, Bristol,
                             Knoxville, Morristown, Sevierville,
                             Alcoa, Athens, and Chattanooga; GCB
                             Acceptance (subprime auto loans),
                             Johnson City; GCB Mortgage Lending,
                             Knoxville; Fairway Title, Knoxville
                             and Johnson City.

Employees                    385                                                            57



Financial Highlights                GCBS                              IBC
                                     (in millions, as of March 31, 2003)
Total assets                        $905.9                          $167.8
Total loans outstanding, net        $759.3                          $100.9
Total deposits                      $751.2                          $149.7
Capital                              $76.5                           $15.4

Strategic Rationale

    The Company's strategic plan outlines a geographic expansion policy within a 300-mile radius of its major markets. By establishing this plan, GCBS envisioned possible expansion westward and eastward up to and including Nashville, Tennessee and Roanoke, Virginia, respectively, east/southeast up to and including the Piedmont area of North Carolina and western North Carolina, southward to northern Georgia and northward into eastern and central Kentucky. The Company has long maintained that the markets in and around Knoxville and Nashville, in particular, are highly desirable areas with respect to expansion and growth plans.
    The announced merger plan between GCBS and IBC is a major step in the implementation of this strategic vision. When completed, subject to IBC shareholder and regulatory approvals, the merger will create the one of the two largest community banks in the state of Tennessee, with projected total assets of $1.1 billion. As such, it provides GCBS with immediate entry to several attractive markets surrounding Nashville as it continues its expansion from traditional roots in East Tennessee, as well as a solid foundation from which it can grow in the future. Additionally, it provides a platform from which the Company can leverage the growth of its other financial services, such as Lebanon-based Presidents Trust, and gain increased cost efficiencies across its banking network.


                      (MAP OF LOCATIONS FOR GCBS AND IBC)